UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Amendment No. 9*

KEMPER CORPORATION

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

488401100

(CUSIP Number)

Singleton Group LLC

3419 Via Lido, #630

Newport Beach, CA 92663

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 31, 2015

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 488401100	13D	Page 2 of 7 Pages

(1)	Names of reporting persons. Singleton Group LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 8,334,520
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 8,334,520
(11)	Aggregate amount beneficially owned by each reporting person 8,334,520
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)

Percent of class represented by amount in Row (11)

    16.26% (based on the number of shares outstanding as of October 31, 2015 as reported on Kemper Corporation’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on November 5, 2015.)

(14)	Type of reporting person (see instructions) OO

CUSIP NO. 488401100	13D	Page 3 of 7 Pages

(1)	Names of reporting persons. William W. Singleton, as Manager of the Singleton Group LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 8,334,520
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 8,334,520
(11)	Aggregate amount beneficially owned by each reporting person 8,334,520
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)

Percent of class represented by amount in Row (11)

    16.26% (based on the number of shares outstanding as of October 31, 2015 as reported on Kemper Corporation’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on November 5, 2015.)

(14)	Type of reporting person (see instructions) IN

CUSIP NO. 488401100	13D	Page 4 of 7 Pages

(1)	Names of reporting persons. Christina Singleton Mednick, as Manager of the Singleton Group LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 8,334,520
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 8,334,520
(11)	Aggregate amount beneficially owned by each reporting person 8,334,520
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)

Percent of class represented by amount in Row (11)

    16.26% (based on the number of shares outstanding as of October 31, 2015 as reported on Kemper Corporation’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on November 5, 2015.)

(14)	Type of reporting person (see instructions) IN

CUSIP NO. 488401100	13D	Page 5 of 7 pages

(1)	Names of reporting persons. Donald E. Rugg, as Manager of the Singleton Group LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 412
	(8)	Shared voting power 8,334,932
	(9)	Sole dispositive power 412
	(10)	Shared dispositive power 8,334,932
(11)	Aggregate amount beneficially owned by each reporting person 8,334,932
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)

Percent of class represented by amount in Row (11)

    16.26% (based on the number of shares outstanding as of October 31, 2015 as reported on Kemper Corporation’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on November 5, 2015.)

(14)	Type of reporting person (see instructions) IN

CUSIP NO. 488401100	13D	Page 6 of 7 pages

SCHEDULE 13D

This Amendment No. 9 to Schedule 13D (this “Amendment”) is being filed to amend and supplement the statement on Schedule 13D initially filed on August 24, 2000, as amended by Amendment No. 1 to Schedule 13D filed on August 24, 2000, Amendment No. 2 to Schedule 13D filed on March 22, 2005, Amendment No. 3 to Schedule 13D filed on August 17, 2007, Amendment No. 4 to Schedule 13D filed on December 23, 2008, Amendment No. 5 to Schedule 13D filed on February 3, 2010, Amendment No. 6 to Schedule 13D filed on July 14, 2010, Amendment No. 7 to Schedule 13D filed on October 7, 2013 and Amendment No. 8 to Schedule 13D filed on May 9, 2014 (collectively, the “Schedule 13D”) by the Singleton Group LLC, William W. Singleton, Donald E. Rugg, Caroline W. Singleton as to Amendments No. 1 and 2, and Christina Singleton Mednick as to Amendments No. 3, 4, 5, 6, 7 and 8, relating to beneficial ownership of shares of common stock of Kemper Corporation (formerly known as Unitrin, Inc.) (such stock, the “Common Stock”). Only those items which are specifically included below are being amended or supplemented by this Amendment. Items in the Schedule 13D not listed below remain unchanged from the last filed amendment to Schedule 13D. Capitalized terms used herein and not defined shall have the meaning set forth in the Schedule 13D.

This Amendment is being filed to reflect a change in ownership percentage by the Reporting Persons as a result of common stock repurchases by Kemper Corporation from April 30, 2014 through October 31, 2015. This statement is being filed jointly by the Reporting Persons pursuant to the joint filing agreement dated August 17, 2007 incorporated by reference herein.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a) After giving effect to the common stock repurchases of Kemper Corporation between April 30, 2014 and October 31, 2015, Singleton Group LLC and Christina Singleton Mednick and William W. Singleton, as Managers of Singleton Group LLC, are beneficial owners of 8,334,520 shares of Common Stock, which constitutes 16.26 percent of the outstanding Common Stock; Donald E. Rugg is a beneficial owner of 8,334,932 shares of Common Stock, which constitutes 16.26 percent of the outstanding Common Stock (all percentage figures are based on the number of shares outstanding as of October 31, 2015 as reported on Kemper Corporation’s Quarterly Report on Form 10-Q filed with the SEC on November 5, 2015).

(b) After giving effect to the common stock repurchases of Kemper Corporation between April 30, 2014 and October 31, 2015, Singleton Group LLC and Christina Singleton Mednick, William W. Singleton and Donald E. Rugg, as Managers of Singleton Group LLC, share dispositive and voting power with respect to 8,334,520 shares of Common Stock. In addition to the foregoing shares, Donald E. Rugg has sole voting and dispositive power with respect to 412 shares of Common Stock which he owns individually and directly.

(c) The Reporting Persons have not sold any Common Stock in open market transactions in the last 60 days.

CUSIP NO. 488401100	13D	Page 7 of 7 pages

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is hereby supplemented as follows:

7.1	Incorporated by reference herein is the Joint Filing Statement Dated August 17, 2007 filed with Amendment No. 3 to Schedule 13D.

7.2	Incorporated by reference herein is the Power of Attorney for Christina Singleton Mednick filed with Amendment No. 6 to Schedule 13D.

7.3	Incorporated by reference herein is the Power of Attorney for William W. Singleton filed with Amendment No. 6 to Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 28, 2015	Singleton Group LLC, a Delaware limited liability company

	By:	/s/ Donald E. Rugg
Donald E. Rugg, Manager

Christina Singleton Mednick

/s/ Donald E. Rugg
	By:	Donald E. Rugg, as Attorney-in- fact for Christina Singleton Mednick

William W. Singleton

/s/ Donald E. Rugg
	By:	Donald E. Rugg, as Attorney-in- fact for William W. Singleton

/s/ Donald E. Rugg
Donald E. Rugg